Exhibit 10.1

July 30, 2009

Colin Balmforth

Dear Colin:

Lawson Software is pleased to confirm your position as Executive Vice President (EVP) for General Industries and Global Support, with an annual base salary of $300,000 and an annual target incentive bonus equal to 80%. We are excited to have you in your new role.  This letter describes the severance benefits for your EVP role and certain noncompete restrictions.

Severance Related to a Change in Control of Lawson (Under the Tier 1 Plan)

As an EVP, you are eligible to participate in Lawson’s Executive Change in Control Severance Pay Plan for Tier 1 Executives (“Tier 1 Plan”).  The Tier 1 Plan provides a severance payment if your employment were terminated within 24 months after a “Change in Control” of Lawson (as defined in the Plan).  Any payments under the Tier 1 Plan are governed by the terms of the Plan.  If the Board of Directors make a change to the Tier 1 Plan, it does not take effect until one year after the Boards approval of the change.

Severance Not Related to a Change in Control of Lawson

As an EVP and by signing below, you will be eligible to receive 12 months severance (base salary less taxes) if Lawson terminates you without cause and the termination is not within 24 months after a Change in Control of Lawson.  “Cause” would include a material violation of Lawson’s Code of Conduct or policies, or a significant failure to deliver a level of effort or results required for your EVP position.  Any payment of severance would require the signing of a mutual separation agreement at the time of termination, including a general release of all claims.

Noncompete Restrictions

Noncompete restrictions are important to Lawson because of your role as the EVP for General Industries and Global Support.  In consideration of Lawson’s payment to you of 1% of your annual base salary and target incentive (less applicable taxes), you agree that while employed by Lawson and for 12 months after your separation from Lawson (whether initiated by you or Lawson), you will not:  (a) directly or indirectly hire or solicit the employment of any employee of Lawson or its subsidiaries anywhere in the world or (b) work as an employee or consultant for any of the following five competitors (or their subsidiaries, divisions or successors) anywhere in the world:  SAP, Oracle, Microsoft, Infor and JDA.

If Lawson decides to periodically update the names of the five competitors who are subject to the above noncompete restriction, Lawson will inform you, in writing, and pay you the equivalent of 1% of your annual base salary and target incentive in consideration of your agreement to the updated list.  Please note that if you do not agree to these noncompete restrictions, you will not be eligible to receive future equity compensation awards.  The severance arrangements described in this letter supersede and replace any other severance arrangements previously offered or agreed to between you and Lawson.

To confirm your agreement to the above noncompete restrictions and severance arrangements, please sign a copy of this letter where indicated below and return it by mail or fax to Janice Guler, Director of Talent Acquisition, by Friday, August 7th, 2009, 380 St. Peter Street St. Paul, MN 55102 (Fax#) 651-767-4945.  Lawson’s CEO must approve any future amendments to this agreement.

Sincerely,

Harry Debes
Chief Executive Officer
Accepted and Agreed:

	/s/ Colin Balmforth	August 7, 2009
	Signature	Date